November 1, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director

Re:	Generex Biotechnology Corporation
Registration Statement on Form S-1
Filed March 16, 2012
File No. 333-18365

Ladies and Gentlemen:

Contemporaneously with the filing of this letter, we are filing Amendment No. 2 to the Company’s Registration Statement on Form S-1. In response to the oral comment given by Mr. Gharib to our counsel, Gary A. Miller, we have included as revised Exhibit 5.1 a currently dated legal opinion reflecting the revised number of shares registered. No other changes have been made to the Registration Statement.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at telephone number 416.364.2551, extension 235 or by email at mfletcher@generex.com or by facsimile number 647-547-7104 with any questions regarding the responses set forth above.

Sincerely,

GENEREX BIOTECHNOLOGY CORPORATION

/s/ Mark A. Fletcher

Mark A. Fletcher

President and Chief Executive Officer